FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, T P Goodlace (Chief Operating Officer), J G Hopwood, G Marcus,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

Willie Jacobsz
Tel:
+(508) 358-0188
Mobile   +(857) 241 7127

Email:
willie.jacobsz@gfexpl.com
MEDIA RELEASE
GOLD FIELDS UPDATES OPERATIONAL
GUIDANCE FOR Q1 F2009, ON TRACK TO
PRODUCE APPROXIMATELY 1 MOZ IN Q3 F2009

Johannesburg, 10 October 2008: Gold Fields Limited (Gold Fields)
(NYSE, JSE, DIFX: GFI) today updated its operational guidance for Q1
F2009.

Group attributable production for Q1 F2009 is expected to be approximately
798,000 ounces. This is 2.7% lower than the guidance provided on 1 August
2008, which indicated production of 820,000 ounces. This is due mainly to slower than expected build-up of production at Cerro Corona.
Group cash costs are expected to be in line with previous guidance, at approximately R154,000/kg (US$618/oz). Notional Cash Expenditure (NCE),
which includes all operating costs as well as sustaining and project capital, is expected to be approximately 6% better than previous guidance, at R227,000
/kg (US$910/oz).

Nick Holland, Chief Executive Officer of Gold Fields, said: “In line with our previous guidance, production in the September quarter was expected to be impacted by rehabilitation actions at South Deep, Driefontein and Kloof. With all of the rehabilitation work in South Africa as well as the international growth projects scheduled for completion and full build up by the end of
December, we remain on track to achieve our short-term target of a run rate of approximately 1 million attributable equivalent ounces of gold during the
March quarter next year, at an NCE of approximately US$725/oz at
R/US$8.00.”

Q1 F2009 gold production for the South African operations is expected to be approximately 492,000 ounces. This is 2% better than previous guidance provided on 1 August 2008. South African cash costs and NCE is expected to be approximately R154,000/kg (US$618/oz) and R213,000/kg (US$857/oz)
respectively, compared with previous guidance of R157,000/kg (US$610/oz)
and R221,000/kg (US$860/oz) respectively.
•
Driefontein is expected to produce approximately 206,700 ounces of gold, which is better than previous guidance. Cash costs and NCE are expected to be approximately R130,000/kg (US$522/oz) and R169,000/kg
(US$680/oz) respectively.

•
Kloof is expected to produce approximately 156,600 ounces of gold, which is approximately 25% better than previous guidance. Cash costs and NCE are expected to be approximately R155,000/kg (US$623/oz)
and R211,400/kg (US$850/oz) respectively.
•
Beatrix is expected to produce approximately 101,400 ounces of gold, which is approximately 13% below previous guidance. This decline is as a result of lower volumes mined and a lower mine call factor which resulted in lower yields. Cash costs and NCE are expected to be approximately R151,000/kg (US$607/oz)
and R206,600/kg (US$830/oz) respectively.
•
South Deep is expected to produce approximately 27,300 ounces of gold, which is approximately 13%
below previous guidance. This is due to a slower than expected return to operational stability after the completion of the restructuring of the mine, which decreased the workforce from 4,500 to 2,400 following the depletion of the VCR above 95 level. Cash costs and NCE are expected to be approximately
R340,000/kg (US$1,365/oz) and R580,000/kg (US$2,328/oz) respectively.

Q1 F2009 attributable gold production for the international operations is expected to be approximately 306,000 equivalent ounces. This is approximately 30,000 equivalent ounces below the guidance given on 1 August
2008, due mainly to the slower than expected build-up of production at Cerro Corona. Cash costs and NCE for the international operations are expected to be approximate ly US$616/oz and US$983/oz respectively, compared with the previous guidance of US$570/oz and US$1,060/oz.
•
Tarkwa is expected to produce approximately 156,200 ounces of gold, which is approximately 2% below previous guidance. This decrease is mainly due to a build-up of Gold in Process (GIP) in the South Heap
Leach pads. Cash costs and NCE are expected to be approximately US$548/oz and US$1,029/oz respectively. NCE includes the effect of the high capital expenditure on the mill expansion, which is nearing completion.
•
Damang is expected to produce approximately 44,000 ounces of gold, which is approximately 12% below previous guidance. This decrease is mainly due the premature failure of the pebble crusher, which has since been repaired. Cash costs and NCE are expected to be approximately US$790/oz and US$895/oz respectively.
•
St Ives is expected to produce approximately 101,200 ounces of gold, which is approximately 6% below previous guidance. This decrease is mainly due to lower grades at Leviathan and Cave Rocks. The ramp up at Cave Rocks was impacted by complex geology which delayed the production build-up, but which is now better understood and should result in improved production in Q2 F2009. Cash costs and NCE are expected to be approximately US$708/oz and US$986/oz respectively.
•
Agnew is expected to produce approximately 52,200 ounces of gold, which is approximately 5% better than previous guidance. Cash costs and NCE are expected to be approximately US$494/oz and US$588/oz respectively.
•
Cerro Corona, which started production during the quarter and is still in the commissioning phase, is expected to produce approximately 12,000 gold equivalent ounces for the quarter. This is below previous guidance of 42,000 gold equivalent ounces, and is due to commissioning problems, with the flotation circuits not simultaneously achieving both copper and gold recoverie s. These commissioning problems are not unusual and are expected to be resolved by the end of December 2008. The first shipment of concentrate was made on 30 September 2008. October month production is expected to be between 15,000 and 20,000 gold equivalent ounces. Full production is still expected to be achieved by the end of
December 2008.
The Driefontein backlog secondary support as well as the South Deep 95 2 West and 3 West ramp rehabilitation projects were completed as planned by the end of Q1 F2009. The Kloof Main shaft steelwork replacement is expected to be completed by the end of Q2 F2009.

Despite the slower than expected build-up, the commissioning of Cerro Corona is progressing well and the mine is on track to reach full production by the end of December this year. The Tarkwa CIL Plant expansion is on track for completion and build-up to full throughput by the end of December 2008. At St Ives, Cave Rocks
and Belleisle are expected to reach full production by the end of Q2 F2009.

Detailed results for Q1 F2009 will be published on 29 October 2008, at 08:00am, South African time.
-ends-

About Gold Fields

Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. Gold Fields aims to reach a production rate of approximately 4.0 million ounces per annum during the March quarter of 2009. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces.
Gold Fields is listed on the JSE Limited (primary listing),New York Stock Exchange (NYSE) and Dubai International Financial
Exchange (DIFX) New Euronext in Brussels (NYX) and Swiss Exchange (SWX).
For more information please visit the Gold
Fields website at www.goldfields.co.za
.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2008

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs